                                                           FOR IMMEDIATE RELEASE
                                                              January 27, 1998



                          WASTE RECOVERY-ILLINOIS BONDS


DALLAS, JANUARY 27-- Waste Recovery, Inc. (OTC:WRII), the leading American processor of scrap tires and producer of tire-derived fuel (TDF), today announced the default by one of its subsidiaries with respect to certain of the subsidiary's debt service obligations on two industrial revenue bond issues.

The Illinois bonds, which were issued in 1994 by the Southwestern Illinois Development Authority and the Upper Illinois River Valley Development Authority, were issued in connection with the construction of the Company's two Illinois facilities. Because of delays in bringing these projects up to sufficient levels of operating capacity, the cash flow from the projects was insufficient in fiscal 1997 to meet the principal, interest and sinking fund payment of $1,275,075 due on February 1, 1998. As a consequence, that payment will not be made. The Company is a guarantor of this indebtedness which totaled $7,310,000 at December 31, 1997.

Contact:  Waste Recovery, Inc.
          Corporate Offices
          309 South Pearl Expressway
          Dallas, Texas 75201
          (214) 741-3865












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